EXHIBIT 8

                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND

--------------------------------------------------------------x
JUBILEE LIMITED PARTNERSHIP                                       :
1800 Moler Road                                                   :
Columbus, Ohio  43207                                             :
                                                                  :
JUBILEE LIMITED PARTNERSHIP III                                   :
1800 Moler Road                                                   :
Columbus, Ohio  43207
                                                                  :
SCHOTTENSTEIN PROFESSIONAL                                        :
ASSET MANAGEMENT CORP.                                          Civil Action No.
1800 Moler Road                                                   :
Columbus, Ohio  43207
                                                                  :
SCHOTTENSTEIN STORES CORPORATION                                  :
1800 Moler Road                                                   :
Columbus, Ohio  43207
                                                                  :
and                                                               :
                                                                  :
JAY L. SCHOTTENSTEIN
c/o 1800 Moler Road
Columbus, Ohio  43207
                                                                  :
                         Plaintiffs                               :
                                                                  :
v.                                                                :
                                                                  :
BURNHAM PACIFIC PROPERTIES, INC.                                  :
The Corporation Trust, Incorporated                               :
300 E. Lombard Street
Baltimore, MD  21202
           SERVE:        The Corporation Trust, Incorporated      :
                         300 E. Lombard Street                    :
                         Baltimore, MD  21202                     :
                                                                  :

MALIN BURNHAM
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101

J. DAVID MARTIN
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101
                                                                  :
JAMES D. KLINGBEIL
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101
                                                                  :
JAMES D. HARPER, JR.
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101
                                                                  :
DONNE P. MOEN
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101
                                                                  :
PHILIP S. SCHLEIN
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101
                                                                  :
and                                                               :
                                                                  :
ROBIN WOLANER
c/o Burnham Pacific Properties, Inc.                              :
110 West A Street #900
San Diego, CA  92101
                                                                  :
                         Defendants                               :
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                                    COMPLAINT

                     Plaintiffs Jubilee Limited Partnership, Jubilee Limited Partnership III, Schottenstein Professional Asset Management Corp., Jay L. Schottenstein, and Schottenstein Stores Corporation ("Stores" and, collectively with the other plaintiffs, "Schottenstein"), by their undersigned attorneys, for their complaint against Defendants Burnham Pacific Properties, Inc. ("Burnham Pacific" or the "Company"), Malin Burnham, J. David Martin, James D. Klingbeil, James D. Harper, Jr., Donne P. Moen, Philip S. Schlein and Robin Wolaner, allege, upon personal knowledge with respect to themselves and their own acts, and otherwise upon information and belief, as follows:


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
                                NATURE OF ACTION

                     1. This action for declaratory and injunctive relief arises from the self-interested efforts of Burnham Pacific's management and Board of Directors to entrench themselves in office, thereby breaching the duties that they owe to the Company's shareholders and causing serious and irreparable harm to the Company and its shareholders. Most recently, Burnham Pacific's directors and officers have been carrying out their entrenchment scheme by unilaterally extending their own terms of office; by refusing to hold an annual meeting at which the shareholders who own the Company can exercise their right to vote defendants out of office; and, at the same time, by fighting off bidders for the Company by stripping the Company of its key assets and agreeing to pay their friends and colleagues outrageous golden parachutes and phantom stock options.

                     2. The pattern is clear: defendants have placed their own interests first, and in doing so have ignored and injured the interests of all other constituencies, including the Company's shareholders. Defendants already have caused dire harm to the Company. Without immediate judicial relief, defendants will continue to disregard the most fundamental rights of shareholders to choose directors and will further decimate the value of Burnham Pacific by continuing to engage in a rapid-fire sale of the Company's prized assets in order to create an illusion of corporate health. Moreover, if left to their own devices, defendants will deprive Schottenstein of a unique opportunity to take control of Burnham Pacific's Board of Directors before defendants further dissipate the Company's remaining assets.

                     3. The story of the Board's entrenchment scheme is a classic case of self-motivated and outrageous conduct by corporate directors and managers. In mid-1999, plaintiffs made an offer to acquire all of the


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
outstanding common stock of Burnham Pacific at $13.00 (which was subsequently raised to $13.50) per share, a substantial premium to the then $11 market price. Without even meeting with plaintiffs, Burnham Pacific's Board of Directors flatly rejected that proposal and instead determined to take a series of reactive and extraordinary measures to entrench management, including the implementation of a "poison pill" shareholder rights plan and a series of "golden parachutes" and "phantom stock options" for members of senior management. These actions were taken not to protect the Company or shareholders from any perceived threat to corporate plans or objectives, but instead to preserve at all costs defendants' positions as directors and officers and to line the pockets of management in the event of a change of control. Defendants thus destroyed a golden opportunity for shareholders to maximize the value to be received on their investment in the Company.

                     4. In addition, as described in detail below, Burnham Pacific's management and directors -- in disregard of the statute enacted to protect the shareholders' right to change the Board -- have sought at all costs to avoid the holding of an annual shareholders meeting at which it is likely that the Company's current slate of directors will be replaced. Each of the directors on Burnham Pacific's Board was elected to an annual term in May 1999. At that time, as required by Maryland statutory law, the Company's By-laws provided for the Company's annual meeting to be held in May of each year. Faced with the ultimate challenge to their position -- a shareholder vote to remove the current Board of Directors at a scheduled annual meeting in May 2000 -- the Company's directors manipulated the corporate machinery to allow themselves to continue serving for more than the year for which they were elected and thus unilaterally to entrench themselves and to deprive shareholders of their


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
statutory right to decide who should run the corporation that they own. Specifically, Burnham Pacific no less than three times has announced that it intends to postpone its annual meeting. As a result of this series of postponements, instead of holding the meeting in May, as required by its by-laws at the time those directors were elected, the directors now impermissibly have rescheduled the meeting for October 18, 2000, and they have provided no assurance that they will not postpone the meeting yet again.

                     5. More importantly, the current directors utilized this unlawful extension of their terms in office to strip the Company of key properties in order to raise cash needed to accomplish their entrenchment scheme. Defendants by now have sold approximately 10% of the Company's most valuable assets in the face of market conditions that do not favor the sale of retail properties by a real estate investment trust ("REIT") such as Burnham Pacific. Defendants also have forfeited substantially all of their equity interest in a lucrative joint venture with CalPERS.

                     6. The net effect of defendants' scheme is startling. Since Burnham Pacific rejected plaintiffs' initial offer, and as a result of the Company's costly, management-aggrandizing, defensive conduct in response to Schottenstein's proposal, the Company's stock price has plummeted downward by 38.2%. In addition, due to the sales of many of Burnham Pacific's properties that provided the source of revenue to the Company, the Company's operating results have plummeted. If defendants can avoid being replaced at a shareholder meeting and thereby can continue with their plan to sell additional properties, the downward spiral will continue.


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
                     7. To put it bluntly, defendants are playing a shell game with their stockholders. Specifically, defendants are selling assets to obtain cash to continue to pay the Company's quarterly dividends and thereby to create the false impression that business goes on as usual and that all is well for shareholders. But at the same time, defendants are impairing the overall value of the entity and eliminating the very assets that generate cash flow for the Company. As defendants destroy the value of the Company's assets, they create a less and less appealing enterprise for a potential acquirer and for the Company's shareholders.

                     8. The Company has reached a turning point. Absent the immediate grant of the preliminary and permanent injunctive relief sought in this action, shareholders will be deprived of the fundamental right to elect the directors who will be asked to make critical decisions concerning the Company's future, including the determination whether to sell the corporation. The significance of such deprivation has been brought starkly into focus, for on June 14, 2000, Schottenstein announced that it intends to nominate a slate of seven directors for election at the upcoming Annual Meeting to replace the current board members and identified four of its nominees to the Board. In the absence of immediate relief, Schottenstein will be deprived of the unique opportunity to acquire control of Burnham Pacific's Board of Directors with its current assets intact, and the shareholders will be deprived of the statutorily guaranteed right to select who will -- and who will not -- serve as directors.

                             JURISDICTION AND VENUE

                     9. This Court has jurisdiction over this action pursuant to 28 U.S.C.ss. 1332(a) (diversity of citizenship). The amount in controversy exceeds the sum of $75,000, exclusive of interests and costs.


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
                     10. Venue is proper in this district pursuant to 28 U.S.C.ss. 1391(c) (venue generally) because Burnham Pacific is a Maryland corporation.

                                   THE PARTIES

                     11. Plaintiff Schottenstein Stores Corporation ("Stores") is a corporation organized under the laws of Delaware with its principal place of business in Columbus, Ohio. Stores is an owner and operator of well-known retail operations such as Value City Department Stores and Value City Furniture, and engages in the purchase and sale of commercial real estate. Stores owns 430,800 shares of common stock of Burnham Pacific. Plaintiff Jay L. Schottenstein, an Ohio citizen, is the Chairman of the Board and Chief Executive Officer of Stores. Mr. Schottenstein and his family own and operate American Eagle Outfitters. Mr. Schottenstein has beneficial ownership of 3,036,600 shares of Burnham Pacific common stock owned by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLP III") and Stores.

                     12. Plaintiffs JLP and JLP III are limited partnerships formed under the laws of Ohio for the purpose of investing in real estate. Each has its principal place of business in Columbus, Ohio. JLP and JLP III own 1,386,000 and 1,219,800 shares, respectively, of Burnham Pacific common stock.

                     13. Plaintiff Schottenstein Professional Asset Management Corp. is a Delaware corporation that invests in real estate and has its principal place of business in Columbus, Ohio. It has beneficial ownership of the 2,605,800 shares of Burnham Pacific common stock owned by JLP and JLP III.

                     14. Defendant Burnham Pacific is a real estate investment trust ("REIT") organized under the laws of Maryland. Burnham Pacific acquires, develops and manages commercial real estate nationwide and maintains its principal place of business in San Diego, California.


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
                     15. Defendant Malin Burnham, a citizen of California, is the founder of Burnham Pacific and the current Chairman of its Board of Directors.

                     16. Defendant J. David Martin, a citizen of California, is the President, Chief Executive Officer and a Director of Burnham Pacific. Mr. Martin is also the chairman of the Martin Group, a real estate development firm. Mr. Martin has used his position as an officer of Burnham Pacific to ensure lucrative benefits for the Martin Group. Indeed, when Mr. Martin first joined Burnham Pacific in September 1995, he immediately arranged for the sale by the Martin Group to Burnham Pacific of one completed project and five to-be-built properties.

                     17. Defendants James D. Klingbeil, a citizen of Kentucky, James D. Harper, Jr., a citizen of Florida, Donne P. Moen, a citizen of California, Philip S. Schlein, a citizen of California, and Robin Wolaner, a citizen of California, are all Directors of Burnham Pacific. Under Maryland law, Burnham Pacific's directors owe the highest fiduciary duties of care, loyalty and good faith to the shareholders of Burnham Pacific.

                               FACTUAL ALLEGATIONS

MANAGEMENT'S FAILURE TO MAINTAIN VALUE LEADS TO SCHOTTENSTEIN'S PROPOSAL

                     18. To qualify as a REIT, Burnham Pacific is required to derive at least 95% of its gross income from qualifying sources, such as rental income, and to distribute annually to stockholders 95% of taxable income. Thus, rental income from properties held by the REIT is a material source of income, and a significant reason for investing in a REIT, such as Burnham Pacific, is the obligatory distribution of income through the payment of quarterly


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
dividends. For this reason, Burnham Pacific repeatedly has emphasized to investors its track record of paying 137 consecutive dividends to shareholders.

                     19. Burnham Pacific was one of the first REITs to issue publicly traded common stock. Indeed, for a considerable period prior to the implementation of the scheme by management and the directors to ensure their continued entrenchment in office, Burnham Pacific was a high-flying REIT with a steadily increasing stock price. Among the reasons for the Company's success was a lucrative joint venture with the California Public Employees Retirement System ("CalPERS") which provided a significant source of equity to acquire neighborhood, community, promotional, and specialty stores. The joint venture gave the Company a significant advantage over other REITs, permitting Burnham Pacific to acquire and develop interests in numerous properties, including a total of 26 shopping centers in 1999. An additional reason for Burnham Pacific's success was a series of acquisitions of valuable properties in California as part of its "Western growth strategy," which would generate significant positive cash flow.

                     20. In 1998 and 1999, however, the Company's operating results have severely underperformed other publicly traded retail REITs. The Company had both mounting debt and, due to the mismanagement of properties, reduced funds from operations, and thus a severe cash flow problem, which threatened its ability to continue paying quarterly dividends to shareholders. Indeed, as time went on, securities analysts predicted that the Company would not continue to pay its quarterly dividend and, as a result, the stock price would drop from approximately $11 per share to $6 to $7 per share.


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
SCHOTTENSTEIN'S PROPOSAL

                     21. On June 7, 1999, Stores sent a letter to Burnham Pacific on behalf of Schottenstein proposing that Stores or its affiliate acquire by merger all of the shares of the Company at a price per share of $13.00 in cash, subject to, among other things, the completion of customary due diligence. The offer represented a significant premium to the then market price of $11 per share of Burnham Pacific's stock. On that same day, plaintiffs filed a Schedule 13D with the Securities and Exchange Commission ("SEC"), disclosing their beneficial ownership of 8.2% of the outstanding common stock of Burnham Pacific.

                     22. On June 16, 1999, Stores sent a second letter to Burnham Pacific's Board of Directors advising the Company that Stores and the other plaintiffs had increased their holdings to 9.08% of the Company's outstanding common stock and requesting that the Company take all necessary action to allow plaintiffs to purchase additional stock. The letter also requested that representatives of Burnham Pacific meet immediately with Stores to discuss its proposal.

                     23. Burnham Pacific was urged by its stockholders to open discussions with Schottenstein and to avoid actions intended simply to entrench the current Board and management. For example, on June 15, 1999, Blackacre Partners ("Blackacre"), a large preferred stockholder of the Company, wrote and urged defendant Martin to speak directly with Stores about the proposed transaction. The letter specifically cautioned that:

                  It is imperative that you act in a manner that makes it clear to the market and your stockholders that the company's actions are not motivated by a desire to perpetuate management's and the board's control over the company.


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
BURNHAM PACIFIC'S RESPONSE AND IMPLEMENTATION OF MECHANISMS TO ENTRENCH
MANAGEMENT

                     24. Instead of seeking (or even indicating the slightest willingness) to negotiate with Schottenstein, Burnham Pacific's directors and senior officers immediately acted to entrench themselves. Burnham Pacific spent millions of dollars on defensive tactics designed solely to ward off Schottenstein, thus depleting the Company of its cash resources. These entrenchment mechanisms were not implemented in response to any threat to corporate policy and effectiveness, and certainly bore no relationship to any such threat to the Company or its shareholders.

                     25. Specifically, on June 19, 1999, Burnham Pacific's Board of Directors adopted a "poison pill" shareholder rights agreement. Pursuant to the terms of this agreement, unless Burnham Pacific's Board approves of a purchase of stock, if a person or entity acquires more than 10% of the outstanding shares of common stock of Burnham Pacific -- a threshold that plainly was set to preclude Schottenstein from acquiring more shares -- all other stockholders would have the right to purchase securities at a significant discount to fair market value, thus eviscerating the value of the stock held by the 10% stockholder.

                     26. In addition, on June 30, 1999, Burnham Pacific entered into lucrative severance agreements for its senior executives, including defendant Martin, notwithstanding that the Company's performance was declining in comparison with the performance of other REITs. Pursuant to these "golden parachute" agreements, in the event of a change of control, each member of management would receive a payment equal to three times the officer's current base salary plus three times the officer's targeted bonus.


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
                     27. On July 12, 1999, Stores delivered another letter to Burnham Pacific's Board of Directors, increasing to $13.50 per share its offer to acquire all of the common stock of Burnham Pacific.

                     28. On July 26, 1999, Burnham Pacific issued a press release announcing that it had rejected Stores' offer.

                     29. With the Company (at their direction) footing the bill, defendants have spared no expense to block Stores' proposal and to entrench themselves. To date, the Company has incurred more than $4.5 million in financial, legal, advisory and other costs to prevent any transaction with Stores.

                     30. Even after rejecting plaintiffs' increased price proposal, Burnham Pacific's current directors and senior officers continued their pattern to protect their positions and to ensure that they would receive enormous profits in the event of a "change of control." Specifically, on August 1, 1999, the Board awarded 546,926 shares of "phantom stock" to senior management. "Phantom stock" is a device intended to award payments to executives, based simply on the market value of the Company's stock, without regard to the Company's (or the recipient's) performance and without requiring the executive to make any cash payment. The "stock" vests immediately in the event of a change of control.

                     31. The negative impact to stockholders of the implementation of the "golden parachutes" and "phantom" stock options has been enormous. In the event of a change of control, approximately $12.4 million will be paid to the top five members of management, including approximately $5.8 million to defendant David Martin alone, thus increasing the cost of any acquisition of the Company and decreasing the amount that would be paid to


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
stockholders by similar amounts. Additional amounts will be paid to scores of lower-level employees, which will further diminish the consideration available to be paid to shareholders. Yet at the very same time that these lucrative benefits were granted to management, funds from operations and net income from operations were rapidly diminishing.

                     32. With the financial performance of the Company deteriorating, on November 12, 1999, Burnham Pacific announced that the Board of Directors had instructed its financial adviser, Goldman, Sachs & Co., to expand its activities to include actively pursuing a full range of strategic alternatives. Among other things, Mr. Martin stated that "we have already commenced the active marketing of certain properties to provide the company with additional liquidity and financial flexibility."

                     33. Defendants did not disclose in the November 12, 1999 press release that a principal reason for the sale of properties was that the Company drastically needed cash to make its quarterly dividend payments to shareholders, and thus to create the appearance of normalcy to shareholders despite the dwindling results from operations as a result of defendants' entrenchment scheme. Indeed, the steady flow of dividends paid over 137 consecutive quarters has become one of the most attractive reasons for investors to own Burnham Pacific stock.

                     34. Subsequent to the November 12 announcement, the Company's advisers contacted Schottenstein to indicate that the strategic alternatives under consideration included a sale of the Company. However, the Company's advisors then sought to induce Stores to enter into a standstill


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
arrangement as a precondition to allowing Schottenstein to conduct the due diligence necessary to make a bid for the Company.

                     35. On or about November 22, 1999, Schottenstein's counsel received a proposed agreement that the Company indicated would be required before it would allow Stores to commence due diligence. The proposed agreement would have prohibited Stores for a specified period of time from exercising its rights as shareholders to seek representation on the Company's Board of Directors or to make other shareholder proposals. The proposed agreement also would have prohibited Schottenstein from acquiring additional shares or making any acquisition proposal without the Company's approval. Like the self-interested measures previously taken, these conditions were designed to further entrench defendants in their positions with Burnham Pacific, not to benefit the Company or its shareholders. Although Schottenstein agreed to a confidentiality agreement, it refused to execute such a standstill agreement.

BURNHAM PACIFIC'S EFFORTS TO MANIPULATE THE ANNUAL MEETING

                     36. On February 1, 2000, Stores and the other plaintiffs herein filed an amendment to their Schedule 13D disclosing, among other things, that they were considering proposing a slate of directors for election at the next annual meeting.

                     37. Since Burnham Pacific does not have a staggered Board of Directors, all eight of its directors are slated for re-election at the upcoming annual meeting, which, pursuant to Maryland law, was required to be held in May 2000.

                     38. Two days later, on February 3, 2000, Westbrook Real Estate Partners and certain of its affiliates (collectively, "Westbrook"), who together hold a beneficial interest in Burnham Pacific common stock of approximately 12.36%, filed a Schedule 13D disclosing, among other things, that:


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         o        Westbrook viewed defendants' conduct, described above, "not to be in the best interests of shareholders and unacceptable treatment of a major investor";

         o Burham Pacific's conduct "reveals in Westbrook's view an entrenched management whose apparent goal is, with the seeming support of Burnham's Board of Directors, to minimize, not maximize, shareholder value";

         o Westbrook was not aligned with any potential bidder, including Schottenstein; and

         o if Burnham Pacific did not seek to maximize shareholder value, Westbrook would support a proxy contest with the goals set forth in Store's Schedule 13D.

                     39. It is critical -- and guaranteed by Maryland law -- that shareholders each year be allowed to elect directors who will carry out the will of the shareholders, and not be relegated to the self-perpetuation in office and related entrenchment agenda of the current officers and directors. In particular, in light of the fundamental decisions that need to be made at this point in time concerning the future of the Company, including the possible decision to sell the Company, it is imperative that shareholders be permitted to elect the directors who will make those decisions on their behalf.

                     40. Faced with the publicly announced prospect of a proxy contest by Schottenstein, with the support of another major shareholder, to elect new directors at the annual meeting, which under the Company's By-laws and Maryland law was required to take place in May 2000, Burnham Pacific's directors and management promptly implemented a new scheme to thwart a fair shareholder vote. On February 15, 2000, the Company announced that it had rescheduled its annual meeting from May to July 11, 2000. At the same time, Burnham Pacific announced that it intended to exchange information with a selected group of parties that expressed an interest in making a bid for the Company, including Schottenstein.


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
                     41. Nevertheless, on March 27, 2000, Blackacre, a significant shareholder of Burnham Pacific, wrote to Burnham Pacific's Board of Directors to "express our firm's extreme disappointment with the Board's failure to hold management accountable for the performance of Burnham Pacific." Blackacre explained that "[i]n our opinion, the golden parachutes and phantom stock awards have diluted the value of our company by approximately $200 million or almost $0.50 per share." The letter concluded:

                     We deplore the ongoing entrenchment . . . . Please don't
                     reward management for its failures. For once during the ordeal all stockholders have endured, please stand up and make management accountable.

                     42. Defendants' response was both predictable and unlawful. On April 7, 2000, Burnham Pacific's directors once again determined to deprive shareholders of their fundamental voting rights by improperly and indefinitely delaying the annual meeting yet again. This time, Burnham Pacific announced its plan to delay the Annual Meeting until September 2000.

                     43. On June 1, 2000, Burnham Pacific announced that it had rescheduled the Annual Meeting yet a third time. This time, the Company announced a postponement of the Annual Meeting from September to October 18, 2000.

                     44. This delay of the annual meeting was simply the next chapter in defendants' entrenchment scheme, and nothing more than a blatantly bad-faith attempt to prevent the shareholders from exercising their statutory right to determine for themselves who should guide the Company through the current difficulties that were caused by the current board and existing management. The delay also precludes Schottenstein from taking control of the Company through the election of its nominees to the Board of Directors. In addition, it precludes the Company's shareholders or an independent Board of


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
Directors from reviewing and holding the individual defendants accountable for the acts of entrenchment and self-interest that have decimated the value of Burnham Pacific.

DEFENDANTS' SALE OF ASSETS TO DECEIVE SHAREHOLDERS

                     45. In order to head off further shareholder discontent before the election of directors at an annual meeting, management also has engaged in a systematic sell-off of the Company's properties and joint venture interests to raise cash. The motivation for this fire sale is, among other things, to continue to pay the current level of dividends to shareholders, even though profitability and funds from operations are rapidly declining.

                     46. Specifically, the Company sold five shopping centers and two office properties during 1999. Among the properties sold were (i) a $47.8 million sale of five properties referred to as the San Diego Disposition portfolios, and (ii) a $22 million sale of Bergen Brunswig office buildings. A March 6, 2000 Morgan Stanley analyst report described the sales price received for the sale of the San Diego Disposition portfolio's as "considerably worse than we expected."

                     47. In addition, defendants gave up substantially all of their equity interest in its lucrative joint venture with CalPERS. Among other things, the transaction caused Burnham Pacific to lose its incentive fee attributable to increases in asset value and resulted in a reduction of approximately $2.5 million in the Company's operating income per quarter. As part of the transaction, Burnham Pacific also sold two shopping centers to the joint venture for approximately $18.9 million. As explained in the San Diego Union Tribune, the CalPERS joint venture had been the "brightest spot in [the company's] increasingly dismal portfolio." Not surprisingly, the announcement sparked an immediate 4% decline in the Company stock price.

                     48. The results of the Company's 1999 assets sales had an immediate impact on operating results. The Morgan Stanley analyst report summarized the results as "Doom and gloom" at Burnham Pacific. Specifically, in 1999, diluted funds from operations ("FFO") decreased by more than $1 million, in large part due to asset dispositions. FFO decreased more than 26% from $13.4 million for the quarter ended December 31, 1998 to $9.9 million for the comparable period in 1999.

                     49. In 2000, the Company has continued to sell off assets. Specifically, on May 1, 2000, the Company announced that it had closed on the sale of Chambers Creek Shopping Center in Tacoma, Washington for approximately $3.25 million.

                     50. The asset sales in 1999 and 2000 have had a continued significant impact on operating results. Specifically, on May 15, 2000, Burnham Pacific announced a loss of $80,000 for the first quarter of 2000, due primarily to "lower revenues resulting from asset sales occurring subsequent to March 31, 1999." The Company also announced that Funds From Operations for the first quarter of 2000 on a fully diluted basis was $6.3 million (or $0.20 per share), as compared to $10.1 million (or $0.28 per share) for the comparable quarter in 1999. In addition, revenues decreased by $4 million for the first quarter of 2000 as compared to the first quarter of 1999. Nonetheless, Burnham Pacific announced that it has decided to continue to sell assets, which will lead to a further decrease in operating results. Specifically, Mr. Martin was quoted as stating that "[w]e are . . . continuing the sale of selected assets to reduce debt and increase our financial flexibility."

                     51. Notwithstanding the decline in financial results, Burnham Pacific again paid to shareholders a $0.2625 quarterly dividend. Since the quarterly dividend exceeded Funds From Operations by $0.0625 per share, the


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
dividend clearly was funded from non-operating sources, such as the sale of assets.

                     52. Burnham Pacific's entrenchment efforts already have caused extraordinary harm to the Company and its shareholders. Perhaps the most graphic illustration of the harm is the decline in stock price from approximately $11 when Schottenstein first sent its immediately rejected $13.50 offer to the Company to its current price of $6.81 per share.

SCHOTTENSTEIN ANNOUNCES A PROXY CONTEST

                     53. In the face of these entrenchment efforts, Schottenstein announced that it intends to nominate seven directors for election at the upcoming Annual Meeting. Among the nominees to the Board are Mr. Schottenstein, Thomas R. Ketteler (Chief Operating Officer of Stores), George Kolber (Vice Chairman and Chief Operating Officer of American Eagle Outfitters), and Gerald E. Wedren (President of Craig Capital Co.).

                     54. It is imperative that the Annual Meeting be held promptly to permit the Company's stockholders to elect these individuals as directors of Burnham Pacific. In the absence of an immediate election, the current Board and management will continue the dissipation of assets and will postpone indefinitely their day of reckoning with the Company's shareholders.


                                     COUNT I

               (FOR VIOLATION OFSS. 2-501 OF THE ANNOTATED CODE OF
                    MARYLAND CORPORATIONS AND ASSOCIATIONS)

                     55. Plaintiffs repeat and reallege the allegations in paragraphs 1 through 54 above as if fully set forth in this paragraph.


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                     Section 2-501(a) of the Maryland Corporations and
Associations Article requires a corporation to hold an annual meeting to elect directors. Thus, every twelve months, a Maryland corporation (other than those subject to the Investment Act of 1940) must hold an annual meeting of shareholders.

                     Section 2-501(c) of the Maryland Corporations and Associations Article requires that the date of the annual meeting be set forth in the By-laws; and if the time set forth in the By-laws is a month period (i.e., 31 days or less), then the directors have the discretion to choose a date for the annual meeting within that month.

                     Pursuant to Section 2 of the By-laws of Burnham Pacific, Burnham Pacific held its annual meeting in May of 1999 and therefore was required under Maryland law to conduct its next annual meeting during the month of May in 2000.

                     Burnham Pacific has announced publicly that it intends to postpone the date of the annual meeting to October 18, 2000. As a result, its directors would secure for more than a 12-month term, in direct contradiction to Maryland law and violation of the shareholders' rights thereunder.

                     An actual controversy exists that requires decision by the courts.

                     Schottenstein is entitled to declaratory and injunctive relief requiring that the 2000 annual meeting of Burnham Pacific's shareholders be conducted by August 31, 2000 or as soon as practicable thereafter.

                     Plaintiffs have no adequate remedy at law.


                                    COUNT II

                (FOR VIOLATION OF THE BURNHAM PACIFIC BOARD'S AND
             MANAGEMENT'S FIDUCIARY DUTIES PURSUANT TO SS. 2-405.1
                 OF THE CORPORATIONS AND ASSOCIATIONS ARTICLE)

                     Plaintiffs repeat and reallege the allegations in paragraphs 1 through 54 and 56 through 59, as if fully set forth in this paragraph.

                     Burnham Pacific's management and Board have failed to perform their duties in good faith and have breached their fiduciary duties to Burnham Pacific's shareholders, including the duty of due care and duty of loyalty. Their fiduciary duties prohibit them from acting to entrench themselves in office, dissipating corporate assets to create the illusion of normalcy, granting themselves extraordinarily lucrative benefits, and refusing to hold an annual meeting or taking any other action that would have the purpose or effect of impeding the effective exercise of the stockholders' franchise.

                     Burnham Pacific's current management and directors have breached their fiduciary duties to the Company and Burnham Pacific's shareholders, have acted in a manner that was grossly negligent, and have wasted corporate assets in no less than four ways:

                     (a) First, defendants have implemented and maintained a poison pill shareholder rights plan without first properly evaluating the benefits of Stores' offer to shareholders, and instead for the purpose of entrenching the current Board of Directors and management in office.

                     (b) Second, defendants have established "golden parachutes" and "phantom stock options" to guarantee a lucrative payday for members of management in the event of a change of control, which significantly increases the cost of acquisition and thus decreases the value to shareholders in the event of a change of control.

                     (c) Third, defendants have manipulated the timing of the annual meeting by postponing that meeting until October 2000, in order to


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interfere with the exercise of the fundamental rights of shareholders to elect directors and to entrench the current directors in office.

                     (d) Fourth, defendants have sold significant assets of the Company without a legitimate corporate purpose, but rather to obtain cash to perpetuate management control.

                     Plaintiffs have no adequate remedy at law.

                                PRAYER FOR RELIEF

                     WHEREFORE, Plaintiffs respectfully request that the Court enter judgment against the defendants as follows:

                     (e) declaring that defendants' intention to hold Burnham Pacific's "annual" meeting nearly 17 months after its last annual meeting is in violation of Section 2-501(a) of the Maryland Corporations and Associations Article and the Company's By-laws, and defendants' fiduciary duties;

                     (f) granting preliminary and permanent injunctive relief requiring that the 2000 annual meeting of Burnham Pacific's shareholders be conducted by August 31, 2000 or as soon as practicable thereafter;

                     (g) declaring that the implementation and maintenance of the Company's poison pill shareholder rights plan and the severance agreements and "phantom stock options" granted to the Company's management during 1999 and 2000 are improper under Maryland law and invalidated;

                     (h) granting preliminary and permanent injunctive relief precluding defendants from selling additional properties prior to the Annual Meeting;

                     (i) awarding Plaintiffs all damages caused by Burnham Pacific's wrongful conduct, in an amount to be determined at trial, but in excess of $75,000;

                     (j) awarding the costs and disbursements incurred in this action, including reasonable attorneys' fees; and












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
                     (k) granting such other and further relief as the Court may deem just and proper.


Dated:     Baltimore, Maryland
           June 14, 2000



                                    /s/ James D. Mathias
                                    -------------------------------------
                                    David Clarke, Jr. (#02177)
                                    James D. Mathias (#06311)
                                    Piper Marbury Rudnick & Wolfe LLP
                                    6225 Smith Avenue
                                    Baltimore, Maryland 21209-3600
                                    (410) 580-4208

                                    Attorneys for Plaintiffs
                                    Jubilee Limited Partnership,
                                    Jubilee Limited Partnership III,
                                    Schottenstein Professional Asset
                                      Management Corp.,
                                    Schottenstein Stores Corporation, and
                                    Jay L. Schottenstein



Of Counsel:

Irwin H. Warren (IW- 1168)
Greg A. Danilow (GD-1621)
Timothy E. Hoeffner (TH-4195)

WEIL GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000



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